December 13, 2024

Eduardo Pizzuto
Chief Financial Officer
BBB Foods Inc.
Polanco V Secci  n, Miguel Hidalgo
Mexico City, Mexico 11560

       Re: BBB Foods Inc.
           Draft Registration Statement on Form F-1
           Submitted December 10, 2024
           CIK No. 0001978954
Dear Eduardo Pizzuto:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Todd Crider